1271 Avenue of the Americas New York, New York 10020-1401 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com FIRM / AFFILIATE OFFICES
November 13, 2023 VIA EDGAR U.S. Securities and Exchange Commission Division of Corporation Finance	Austin Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid	Milan Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tel Aviv Tokyo Washington, D.C.
100 F Street, N.E.
Washington, D.C. 20549
Attention:  William Damarest, Jennifer Monick, Kibum Park and Pam Long

Re:	Smith Douglas Homes Corp. Amendment No. 1 to Registration Statement Filed October 16, 2023 File No. 333-274379

Ladies and Gentlemen:

On behalf of Smith Douglas Homes Corp. (the “Company”), we submit this letter in connection with the filing of Amendment No. 2 to Registration Statement on Form S-1 (“Amendment No. 2”) which reflects the Company’s responses to the comment letter received by the Company on October 20, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the above referenced Amendment No. 1 to Registration Statement on Form S-1 previously filed by the Company on October 16, 2023 (“Amendment No. 1”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2 and all references to page numbers in such responses are to page numbers in Amendment No. 2.

Cover Page

1.
We note your revised disclosure on page 89 regarding your net income CAGR of 36% over the last seven years. Please revise the image on the inside cover page which still reflects 49% as your net income CAGR based on the last five years or advise.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the image on the inside cover page of Amendment No. 2.

November 13, 2023

MD&A
Liquidity and Capital Resources, page 104

2.
Please disclose the material terms in the Amended Credit Facility, including the material financial covenants.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 106 and 107 of Amendment No. 2.

Certain Relationships and Related Person Transactions, page 172

3.
Under Tax Receivable Agreement, please disclose the names of the related persons who will receive payments under the TRA.  Also, we note your disclosure you may elect to terminate the TRA early by making immediate cash payments equal to the present value of the anticipated future tax benefits and that this could result in payments made significantly in advance of the actual realization, if any, of such future tax benefits. Please quantify these potential early payments to each related person and disclose how such payments would be funded. See Item 404(a) of Regulation S-K.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 174 and 177 of Amendment No. 2.

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If you have any questions regarding the foregoing responses or the Registration Statement, please do not hesitate to contact me by telephone at 212-906-1200 or by fax at 212-751-4864.

Very truly yours, Marc D. Jaffe of LATHAM & WATKINS LLP

Enclosure

cc:
Gregory S. Bennett, Chief Executive Officer of Smith Douglas Homes Corp.
Russell Devendorf, Chief Financial Officer of Smith Douglas Homes Corp.
Brett A. Steele, General Counsel of Smith Douglas Homes Corp.
Senet Bischoff, Esq., Latham & Watkins LLP
Benjamin J. Cohen, Esq., Latham & Watkins LLP
Shane Tintle, Esq., Davis Polk & Wardwell LLP